UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-33356
CUSIP NUMBER P4408T158

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check one):  ☐ Form 10-K    ☒ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-SAR   ☐ From N-CSR

For Period Ended: December 31, 2011

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

GAFISA S.A.

Full Name of Registrant

Former Name if Applicable

Av. Nações Unidas No. 8,501, 19th Floor

Address of Principal Executive Office (Street and Number)

05425-070 - São Paulo, SP – Brazil

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☐
(a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; of the subject quarterly report or transition report on Form 10-Q or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gafisa S.A. (the “Company”) is unable to file its annual report on Form 20-F for the year ended December 31, 2011 within the prescribed time period without unreasonable effort or expense due to the restatement of the Company’s 2009 consolidated financial statements.

On April 1, 2011, the Company issued a Current Report on Form 6-K announcing its decision to restate its previously issued 2009 Form 20-F as a result of errors identified therein.  As stated in the Company’s Current Report on Form 6-K furnished June 27, 2011, Ernst & Young Terco Auditores Independentes S.S. resigned as the Company’s independent registered accounting firm with respect to 2009 for purposes of its filings with the U.S. Securities and Exchange Commission (the “SEC”) and, as stated in the Company’s Current Report on Form 6-K furnished July 7, 2011, the Company engaged PricewaterhouseCoopers Auditores Independentes (“PwC”) as its independent registered accounting firm with respect to 2009 for purposes of its filings with the SEC.

Since the engagement of PwC, the Company has been working with PwC to complete the reaudit with respect to 2009.  The work and procedures related to the reaudit were complicated significantly because the reaudit was conducted for a period that ended over two years ago, and a substantial portion of the work involved the operations and results of the Company’s subsidiary, Construtora Tenda S.A. (“Tenda”), an entity that was in the process of being merged with the Company.  The challenges in completing the audit related primarily to locating documentation requested by PwC relating to Tenda’s operations.

The Company has been working diligently to assist PwC in completing its audit procedures, which took longer than initially expected given the difficulties in locating the additional documentation requested by PwC.  The Company expects to complete the reaudit in the coming weeks and, as of the date of this filing, the Company expects to file its amended annual report on Form 20-F for 2009 during May 2012, and expects to file its annual reports on Form 20-F for each of 2010 and 2011, during June 2012.

PART IV – OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification

Alceu Duílio Calciolari	+5511	3025-9191
(Name)	(Area Code)	(Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer in no, identify report(s).    Yes ☐       No ☒

Annual Report on Form 20-F for fiscal year ended December 31, 2010.

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit 99.1

                         GAFISA S.A.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2012	By:	/s/ Alceu Duílio Calciolari
			Name:	Alceu Duílio Calciolari
			Title:	Chief Executive Officer